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                              July 31, 2023

       J. Adam Guo
       Chief Executive Officer
       Emo Capital, Corp.
       10409 Pacific Palisades Ave.
       Las Vegas, Nevada 89144

                                                        Re: Emo Capital, Corp.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 14, 2023
                                                            File No. 024-12282

       Dear J. Adam Guo:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

       Amendment No. 1 to Form 1-A filed July 14, 2023

       Summary, page 2

   1. We note your revised disclosure in response to prior comment 3 in the Summary,
                                                        Management's Discussion
and Analysis and the Business sections. Please expand your
                                                        disclosure throughout
the offering circular to clarify the extent to which your business operations will
continue to focus on the organic fertilizer business and other relevant agriculture services,
including but not limited to, the discussion of principal
                                                        products, milestones
and budget.
 J. Adam Guo
FirstName  LastNameJ. Adam Guo
Emo Capital,  Corp.
Comapany
July       NameEmo Capital, Corp.
     31, 2023
July 31,
Page  2 2023 Page 2
FirstName LastName
Use of Proceeds, page 22

2. We note your revisions and removal of "debt coverage" from your use of proceeds in response to prior comment 5. Please revise the allocated use of proceeds on pages 22 and
         23 to ensure that the itemized allocations match the reflected total for each percentage of shares sold.
Competition for the Company's current operations, page 39

3. We note your expanded disclosure on page 39 of your competitors and discussion of the seedling supplying partnership in response to prior comment 10. Please clarify if any of these competitors utilize a seedling supplying partnership service. You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at
202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Vic Devlaeminck, Esq.